SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 31, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X          Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release  ANGLOGOLD ASHANTI FINALISES DEAL TO ACQUIRE 100% OF GOLDEN
                                      CYCLE GOLD CORPORATION

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \
ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \
Johannesburg \ 2001 \ South Africa Tel +27 (0)11 637 6317 \
Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
Golden Cycle Gold Corporation
ARCA: GCGC \
1515 South Tejon Street \ Suite 201 \ Colorado Springs \ CO 80906 \
Tel: +1 719-471-9013 \ Fax: +1 719-520-1442 \
Email: info@goldencycle.com
joint news release
30 June 2008
ANGLOGOLD ASHANTI FINALISES DEAL TO ACQUIRE 100% OF GOLDEN CYCLE GOLD
CORPORATION
AngloGold Ashanti Limited (“AngloGold Ashanti”) and Golden Cycle Gold Corporation (ARCA: GCGC) (“GCGC”)
are pleased to announce that shareholders of GCGC approved the merger with a wholly owned subsidiary of
AngloGold Ashanti at the GCGC special meeting of shareholders held on 30 June 2008 in Victor, Colorado when
GCGC shareholders representing 7,036,949 shares of GCGC common stock voted in favour of the merger. The merger will be effective at 0:01 on 1 July 2008. As a result, AngloGold Ashanti will acquire 100% of GCGC by way of a statutory merger under Colorado law (“the transaction”) and subsequently, AngloGold Ashanti will own 100% of Cripple Creek & Victor Gold Mining Company (“CC&V”).
The Bank of New York, c/o BNY Mellon Shareowner Services, New York, New York, has been appointed as exchange agent for the merger, and notice and exchange instructions are expected to be mailed to the shareholders of GCGC on or before July 3, 2008.
R. Herbert Hampton, Chief Executive Officer and President of GCGC, commented, “We are pleased that shareholders representing approximately 71.85% of our common stock have expressed their confidence in
AngloGold Ashanti by approving the merger. This concludes the long history of Golden Cycle, and we look forward to beginning a new chapter as shareholders of AngloGold Ashanti.”
Commenting on the transaction, Mark Cutifani, Chief Executive Officer of AngloGold Ashanti, said “We are extremely pleased that Golden Cycle shareholders have approved the transaction that will enable us to continue to consolidate the full mineral endowment at CC&V over the remainder of the mine’s life, whilst also simplifying the ownership structure of this long life North American asset, and we welcome Golden Cycle shareholders as new shareholders of AngloGold Ashanti.”
Legal Adviser
Davis Graham & Stubbs LLP
Queries
South Africa
Tel:
Mobile:
E-mail:
Alan Fine (Media)
+27 (0) 11 637 6383
+27 (0) 83 350 0757
afine@AngloGoldAshanti.com
Joanne Jones (Media)
+27 (0) 11 637 6813
+27 (0) 82 896 0306
jjones@AngloGoldAshanti.com
Himesh Persotam (Investors)
+27 (0) 11 637 6647
+27 (0) 82 339 3890
hpersotam@AngloGoldAshanti.com
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 31, 2008
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary